Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Update on Litigation with TNR Gold Corp.

TORONTO, ONTARIO – May 17, 2011 – Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) advises that TNR Gold Corp. and its subsidiary, Solitario Argentina,  S.A. (together, “TNR”) have amended their pleadings to add a new claim in the ongoing litigation regarding a portion of Minera Andes’ Los Azules copper project in Argentina (the “Project”).  See “New Claim by TNR” below.

Minera Andes rejects all of TNR’s claims and will vigorously defend its position in court. Unfortunately, TNR’s amended claim has caused the trial, which was scheduled for June 2011, to be delayed.

Background to the TNR Dispute

•	The Project was, until the fall of 2009, subject to an option agreement between Xstrata Copper (and certain affiliates, "Xstrata") and Minera Andes.

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In the fall of 2009, Xstrata elected not to exercise its option to back-in to the Project and subsequently transferred all properties then held by Xstrata (and forming part of the Project) to Minera Andes. Minera Andes now owns 100% of the Project.

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Certain portions of the northern part of the Project (the "Subject Properties") that were formerly held by Xstrata and transferred to Minera Andes following the termination of the option agreement remain subject to an underlying option agreement between Xstrata and TNR (the "TNR Agreement").

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The TNR Agreement provided that TNR had the right to back-in to up to 25% of the Subject Properties, exercisable by TNR upon the satisfaction of certain conditions within 36 months of Xstrata exercising its option, including the completion of a feasibility study.

•	The 36-month period following the exercise of the option expired on April 23, 2010 and no feasibility study has been completed on the Project.

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1st Claim - October 2008: In addition to an existing unresolved claim against Xstrata regarding a mineral tenure known as Escorpio IV (located to the west of and not forming any port of the Los Azules deposit), TNR claimed in 2008 that the above back-in right is not subject to the 36-month timeline that appears in the executed agreement. In fact, TNR claims the 36-month limit was never the commercial intention of the parties. In particular, TNR claims the 36-month requirement was added by Xstrata, overlooked by TNR (and their lawyers) and not discovered for a number of years all the while Xstrata made payments on their option.

Minera Andes Inc.
News Release 11-10  Page 1

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2nd Claim - April 2010: In April 2010, TNR claimed they had the right to back-in to the Subject Properties prior to the expiry of the option period on account that they could waive the requirement that a feasibility study be completed. Minera Andes rejected and continues to reject TNR’s ability to back-in to the Project (see Minera Andes’ news releases dated April 1, 2010, and April 26, 2010).

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The foregoing claims were consolidated into a single action in the fall of 2010 and were scheduled to go to trial in June 2011. This has been delayed on account of TNR amending their claim (see below).

New Claim by TNR

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3rd Claim - April 2011: In April 2011, TNR proposed, and were subsequently allowed, to amend their claim to claim that Xstrata and Minera Andes did not complete the required exploration expenditures of $1,000,000 required under the TNR Agreement for Xstrata's exercise of its option on April 23, 2007 to acquire the Subject Properties.

•	On that basis, TNR and Solitario are advancing a claim to seek the return of the Subject Properties, or alternatively, damages against Xstrata or Minera Andes.

•	Minera Andes rejects TNR’s claim that insufficient expenditures were made.

About Minera Andes:  Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: (i) a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; (ii) 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of 0.73% Cu and an indicated resource of 2.2 billion pounds of 0.52% Cu; and, (iii) 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $31 million USD in cash as at February 7, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the Company. The Company announced on March 17, 2011, its intention to spin-out the Los Azules Copper Project into a new publicly traded company, subject to a number of approvals.

This news release has been submitted by Nils Engelstad, VP Corporate Affairs of Minera Andes Inc.

Nils Engelstad
Vice President, Corporate Affairs
99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Technical Information

Minera Andes Inc.
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Technical information about the Los Azules Project in this news release was derived from the report entitled "Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina" with an effective date of December 1, 2010 (released December 16, 2010) prepared by Kathleen Altman, Ph.D., PE,, Robert Sim, P.Geo,. Bruce Davis, PhD, FAusIMM, Richard Jemielita, Ph.D., MIMMM, William Rose, PE, and Scott Elfen, PE (the "Los Azules Report"). Each of the Los Azules Report authors are independent of Minera Andes Inc. and Qualified Persons, each as defined by National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). The Los Azules Report is available under the Corporation’s profile on SEDAR (www.sedar.com).

Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (Billion lbs)	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	2.2	0.07	1.7
Inferred	900	0.52	10.3	0.07	1.7

Cut-off grade of 0.35% Cu.

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements and information involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with completion of the Arrangement (including the expected benefits thereof), fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation which if resolved adversely to Minera Andes could materially impact the Corporation’s value and interest in and ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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